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                                                                    EXHIBIT 12.1

                        COMPUTATION OF RATIO OF EARNINGS
                                TO FIXED CHARGES
                                 (IN THOUSANDS)

                                                         Years Ended March 31,
                                      -----------------------------------------------------------

                                         1997       1998        1999        2000        2001
                                         ----       ----        ----        ----        ----
Net income (loss) before provision      17,628     27,460     (37,738)     17,527      44,255
for income taxes and cumulative
effect of change in accounting
principle

Fixed charges                              990      1,356       2,239       1,022       2,997

Ratio of earnings to fixed charges        18.8       21.3          --(1)     18.2        15.8

Total earnings and fixed charges        18,618     28,816     (35,499)     18,549      47,252

Fixed charges                              990      1,365       2,239       1,022       2,997


(1)      The ratio of earnings to fixed charges is computed by dividing income
         (loss) before provision for income taxes and cumulative effect of change in accounting principle plus fixed charges by fixed charges. Fixed charges consist of interest expense and that portion of rental payments under operating leases we believe to be representative of interest. Earnings were insufficient to cover fixed charges by $39,977 for the fiscal year ended March 31, 1999.

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